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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                               Manor Care, Inc.
          -----------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
          -----------------------------------------------------------
                        (Title of Class of Securities)

                                  404134-10-8
        ------------------------------------------------------------
                                (CUSIP Number)

                      Christine A. Shreve  - 301-881-9854
             11810 Parklawn Drive, Suite 200, Rockville, MD  20852
       -----------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               December 15, 2000
        --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ( ).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 404134-10-8                   13D                     Page 2 of 6


1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                Stewart Bainum                  Jane Bainum
                S.S.#: ###-##-####              S.S.#: ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)
                                                      (a) [x]
                                                      (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (See Instructions)
     00
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                            [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
----------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
    899,723
    ------------------------------------------------------------------------
8   SHARED VOTING POWER
    4,393,543
    ------------------------------------------------------------------------
9   SOLE DISPOSITIVE POWER
    899,723
    ------------------------------------------------------------------------
10  SHARED DISPOSITIVE POWER
    4,393,543

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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,293,266
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES  (See Instructions)
                                                                [ ]
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.17%
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14  TYPE OF REPORTING PERSON (See Instructions

    IN
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CUSIP No. 404134-10-8                   13D                     Page 3 of 6
I
Item 1. Security and Issuer

        (a)  Name of Issuer:
             Manor Care, Inc.
        (b)  Address of Issuer's Principal Executive Offices:
             1 SeaGate
             Toledo, OH  43604
        (c)  Title and Class of Securities:
             Common Stock

Item 2. Identity and Background.
        (a) Name:
            Stewart Bainum
            Jane Bainum

        (b) Business Address:
            10770 Columbia Pike, Suite 100
            Silver Spring, MD 20901

        (c) Present Principal Employment:
            Stewart Bainum is the Chairman of Commonweal Foundation, Inc. 10770 Columbia Pike, Suite 100
            Silver Spring, MD 20901

        (d) Record of Convictions:
            During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Record of Civil Proceedings:
            During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Citizenship:
            Reporting Person is a citizen of the United States.

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CUSIP No. 404134-10-8                   13D                     Page 4 of 6

Item 3. Source and Amount of Funds or Other Consideration.

        The Reporting Person utilized no funds in the transactions triggering the filing of this amendment.

Item 4. Purpose of the Transaction.

        The reporting person contributed 3,706,165 shares from the Stewart Bainum Declaration of Trust to the Commonweal Foundation, a private operating foundation for which the Reporting Person is Chairman of the Board of Directors. As reflected in Item 5(c)below, many of these shares were subsequently sold by the charitable foundation.

Item 5. Interest in Securities of Issuer.

        (a) Amount and Percentage Beneficially Owned:

            5,293,266 shares, including 500 shares held by the Stewart Bainum Declaration of Trust in which Mr. Bainum is the Trustee and beneficiary; 3,567,869 shares held directly by Realty Investment Company, a real estate management and investment company in which the Stewart Bainum Declaration of Trust is a stockholder and Mr. Bainum is a Director and shares voting authority; 825,674 shares held by the Commonweal Foundation of which Mr. Bainum is Chairman and has shared voting authority; 799,223 shares held by the Jane Bainum Declaration of Trust in which Mr. Bainum's wife is Trustee and beneficiary; and 100,000 shares owned by Edelblut Partners, LP in which Mr. Bainum is controlling stockholder of the General Partner.

        (b) Number of shares as to which such person has:

            (i)   Sole Voting Power:                899,723

            (ii)  Shared Voting Power:            4,393,543

            (iii) Sole Dispositive Power:           899,723

            (iv)  Shared Dispositive Power:       4,393,543

        (c) Transactions effected in the last sixty days:
            Commonweal Foundation:
            ----------------------
            Sold     22,000  shares   12/06/00       $16.8065
            Sold      1,000  shares   12/06/00       $16.8750
            Sold     79.750  shares   12/07/00       $16.6580
            Sold     18,250  shares   12/07/00       $16.7422
            Sold    147,900  shares   12/08/00       $16.8089
            Sold     33,900  shares   12/08/00       $16.8214
            Sold    185,000  shares   12/11/00       $16.8505
            Sold      7,500  shares   12/11/00       $16.9166
            Sold     93,350  shares   12/12/00       $16.6694
            Sold      2,500  shares   12/12/00       $16.5000
            Sold     53,500  shares   12/13/00       $16.2908
            Sold      8,700  shares   12/13/00       $16.4124

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CUSIP No. 404134-10-8                   13D                     Page 5 of 6

            Sold     42,500 shares   12/13/00       $16.2574
            Sold      6,800 shares   12/14/00       $16.3171
            Sold    571,189 shares   12/14/00       $16.7020
            Sold    203,361 shares   12/15/00       $16.7665
            Sold     97,500 shares   12/15/00       $17.8811
            Sold    142,177 shares   12/18/00       $18.9756
            Sold     11,415 shares   12/18/00       $18.0000
            Sold    143,821 shares   12/18/00       $19.1889
            Sold    222,033 shares   12/18/00       $19.1056
            Sold    301,200 shares   12/19/00       $19.1419
            Sold     81,855 shares   12/19/00       $19.3047
            Sold    202,586 shares   12/20/00       $19.3308
            Sold    603,168 shares   12/20/00       $19.3261
            Sold     10,736 shares   12/20/00       $19.5938
            Sold    696,000 shares   12/21/00       $18.8384
            Sold    368,000 shares   12/22/00       $19.1895

            Rec'd contribution of 1,000,000 shares 12/15/00
            Rec'd contribution of 2,706,165 shares 12/20/00

            Stewart Bainum Declaration of Trust:
            ------------------------------------
            Received _____500 shares as a distribution from MidPines Associates LP - 12/15/00

            Made charitable contribution of 1,000,000 shares 12/15/00 Made charitable contribution of 2,706,165 shares 12/20/00

            Jane Bainum Declaration of Trust:
            ---------------------------------
            Received _____512 shares as a distribution from MidPines Associates LP - 12/15/00

            Edelblut Partners, LP:
            ----------------------

            Received _____100,000 shares as a distribution from MidPines Associates LP - 12/15/00

        (d) Ownership of more than five percent on behalf of Another Person:

            To the extent that shares of the Issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the Reporting Person's knowledge, other than their four adult children, Stewart Bainum, Jr., Bruce Bainum, Roberta Bainum and Barbara Bainum, no other person has such interest relating to more than 5% of the outstanding class of securities. Shares of Common Stock beneficially owned by Stewart Bainum, Jr., Bruce Bainum, Roberta Bainum and Barbara Bainum are separately reported by these individuals.
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CUSIP No. 404134-10-8                   13D                     Page 6 of 6

        (e) Ownership of less than five percent:

            Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         Not Applicable

Item 7.  Material to be Filed as Exhibits.

         None

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: December 26, 2000

/s/  Stewart Bainum
-------------------
Stewart Bainum

/s/  Jane Bainum
----------------
Jane Bainum